Exhibit 99.2

Scorpio Tankers Inc. Announces Pricing of $50.0 Million of Unsecured Senior Notes Due 2020

MONACO -- (Marketwired) – May 7, 2014 -- Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it has priced its previously announced $50.0 million public offering of senior unsecured notes due 2020 (the “Notes”).  The Notes will mature on May 15, 2020, and may be redeemed in whole or in part at any time or from time to time after May 15, 2017.  The Notes will bear interest at a rate of 6.75% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on August 15, 2014.  The Company has granted the underwriters of the offering a 30-day option to purchase up to an additional $7.5 million of the Notes on the same terms and conditions. The offering is expected to close on May 12, 2014.  The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital.

In connection with this offering, the Company has filed an application to list the Notes on the New York Stock Exchange.  If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the Notes are first issued.  The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Stifel, Deutsche Bank Securities and Jefferies are acting as joint book-running managers for the offering.  BB&T Capital Markets, Janney Montgomery Scott and Wunderlich Securities are acting as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or at 1-855-300-7136 or syndprospectus@stifel.com, Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, or at 1-800-503-4611 or prospectus.cpdg@db.com or Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 12th Floor, New York, NY 10022, or at 1-877-547-6340 or prospectus_department@jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  A shelf registration statement relating to the Notes was filed with the SEC and is effective.  The offering may be made only by means of a prospectus supplement and accompanying base prospectus.